FOR IMMEDIATE RELEASE

ENTERRA ENERGY SCHEDULES 2005 SECOND QUARTER RELEASE AND CONFERENCE CALL FOR TUESDAY, AUGUST 16TH

Calgary, Alberta –  August 5, 2005 — Enterra Energy Trust (NASDAQ National Market: EENC and TSX: ENT.UN) today announced that it will issue its financial results for the second quarter ended June 30, 2005 on Tuesday, August 16, 2005, prior to the opening of the stock market.  Management will also host a conference call later that morning at 11:00 am Eastern Time/9:00 am Mountain Time, to discuss these results, recent corporate news and the outlook for the Company.  Interested parties may participate in the call by dialing 706-679-3057.  Please call in 10 minutes before the conference is scheduled to begin and ask for the Enterra Energy conference call.  After opening remarks, there will be a question and answer period; questions may be e-mailed in advance to llatman@equityny.com.

This conference call will be webcast live over the Internet on the homepage of the Company’s website at www.enterraenergy.com.  To listen to the live call, please go to Enterra Energy’s website at least 15 minutes early to register, and if necessary, download and install any audio software.  If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.  We suggest listeners use Microsoft Explorer as their browser.

Headquartered in Calgary, Enterra Energy Trust is a Canadian oil and gas income trust operating in Western Canada.  The Trust acquires, operates, and exploits crude oil and natural gas wells, focusing on low risk and low cost development.  The Trust pays out a monthly distribution, which is currently $.16.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterra Energy Trust

Investor Relations Counsel:

Reg Greenslade, Chairman

The Equity Group

(403) 213-2507

Linda Latman (212) 836-9609

E. Keith Conrad, President and CEO

Andreas Marathovouniotis (212) 836-9611

(403) 263-0262

 www.theequitygroup.com

John Kalman, CFO

(403) 539-4313

www.enterraenergy.com